SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

December 30, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips completes cancellation of 33.5 million shares”, dated December 29, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on December 30, 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

December 29, 2021

Philips completes cancellation of 33.5 million shares

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that it has completed the cancellation of 33.5 million of its shares. Philips’ current issued share capital amounts to EUR 176,779,793.80 representing 883,898,969 common shares.

The cancelled shares include 20.5 million shares acquired under the EUR 1.5 billion share repurchase program* that was initiated in the first quarter of 2019, and is now completed.

The cancelled shares further include 13.0 million shares that Philips acquired under the ongoing EUR 1.5 billion share buyback program* that was announced on July 26, 2021. These shares were acquired through open market purchases in the fourth quarter of 2021. In the third quarter of 2021, Philips had already entered into a number of forward transactions, covering approximately half of this program, with settlement dates in 2022, 2023 and 2024.

Further details on Philips’ current repurchase program and previous programs can be found here.

* For capital reduction purposes

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 597 7055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.